EXHIBIT 99.1

Stantec reports third quarter 2026 results with strong net revenue growth and record adjusted EBITDA margin; raises profitability outlook

  Net revenue of $1.9 billion, an increase of 9.4% compared to Q3 2025
  Adjusted EBITDA1 increase of 16.6% to $377.1 million and adjusted EBITDA margin1 of 20.2%, a 120 basis point increase over Q3 2025
  Diluted EPS of $1.60 and adjusted EPS1 of $1.89, up 21.2% and 23.5%, respectively, compared to Q3 2025
  Contract backlog of $9.2 billion, up 11.6% year-over-year, including 9.9% organic growth
  Repurchased 3,390,521 common shares for an aggregate price of $350.4 million in the first three quarters of 2026
  Raised 2026 targets for net revenue growth, adjusted EBITDA margin1, adjusted net income margin and adjusted EPS growth1

EDMONTON, Alberta and NEW YORK, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable engineering, architecture and environmental consulting, released its third quarter 2026 results today.

In the third quarter, net revenue increased 9.4% year-over-year to $1.9 billion, driven by organic growth of 5.3% and acquisition growth1 of 2.6%. Third quarter 2026 adjusted EBITDA increased 16.6% or $53.7 million, and adjusted EBITDA margin reached 20.2%, up 120 basis points compared to the third quarter 2025. Stantec delivered diluted earnings per share (EPS) of $1.60 and adjusted EPS of $1.89.

On a year-to-date basis, net revenue increased 10.0% to $5.3 billion, driven by 5.5% acquisition and organic growth of 4.3%. Acquisition growth primarily reflects the strong results of Page while organic growth has been driven primarily by Stantec's Global region at 9.4%. Adjusted EBITDA increased 15.9% to $997.0 million year-to-date, and adjusted EBITDA margin increased 100 basis points over the prior period to 18.7%. Diluted EPS increased 15.1% to $3.89 and adjusted EPS increased 19.3% to $4.83. Contract backlog was $9.2 billion at September 30, 2026, up 11.6% year-over-year and representing approximately 13 months of work.

“Our third quarter results demonstrate the strength of our diversified platform and disciplined execution, with organic growth across all regions and businesses, a record adjusted EBITDA margin, and strong growth in adjusted EPS,” said Susan Reisbord, Stantec’s President and Chief Executive Officer. “As a result of our strong year-to-date margin and earnings performance, we are raising our profitability outlook for 2026. With $9.2 billion in backlog and favorable demand trends across our end markets, we remain confident in our ability to finish the year strong and carry this momentum into 2027.”

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1 Adjusted EPS, adjusted EBITDA, adjusted EBITDA margin, adjusted net income margin, adjusted ROIC and free cash flow to net income are non-IFRS measures; organic growth and acquisition growth are other financial measures (discussed in the Definitions section of Stantec's Q3 2026 Management's Discussion and Analysis).

2026 Outlook

Stantec has further narrowed and adjusted upward the range of its adjusted EBITDA margin target and increased its adjusted net income margin and adjusted EPS growth targets based on the strength of its financial performance and the outlook for the remainder of the year. The range of its expected net revenue growth target has also been narrowed.

	Previously Published 2026 Annual Range	Revised 2026 Annual Range
Targets
Net revenue growth	8.5% to 11.5%	9.0% to 11.0%
Adjusted EBITDA as % of net revenue (note)	17.8% to 18.3%	18.3% to 18.5%
Adjusted net income as % of net revenue (note)	at or above 9.5%	at or above 9.8%
Adjusted EPS growth (note)	15% to 18%	17% to 19%
Adjusted ROIC (note)	above 13%	above 13%

In setting our targets and guidance, we assumed an average value for the US dollar of $1.38, GBP of $1.85, and AU of $0.98 for the remainder of the year. For all other underlying assumptions, see page M-25.

note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of Stantec's Q3 2026 Management's Discussion and Analysis.

Overall, Stantec continues to expect net revenue growth in line with previous expectations. Based on consideration of its financial performance to date in 2026, the Company has narrowed the range of expected annual net revenue growth from 8.5% to 11.5% to 9.0% to 11.0%. At a regional level, Stantec expects the stronger organic net revenue growth trends seen in Canada and the US in the third quarter to continue into the fourth quarter. US organic net revenue growth expectations remain in the mid-single digits for the year when considering steady organic growth in backlog across our business lines and continued strength in other customer demand signals. Stantec expects Canada’s organic net revenue growth to be in the low to mid-single digits for the year, driven primarily by public sector spending plans and higher demand levels in the Water and Buildings business lines. The Company continues to expect organic net revenue growth in Global to be in the high-single digits, driven by continued high levels of activity in its Water business from ongoing work under Asset Management Programs and frameworks, and strong demand in Energy & Resources.

Year-to-date results reflect strong margin improvements and effectiveness in managing operating costs, and Stantec has refined its estimates of adjusted EBITDA margin, adjusted net income margin, and adjusted EPS growth accordingly. The Company expects that adjusted EBITDA margin will reach a record range of 18.3% to 18.5% in 2026, reflecting a narrowing and increase of the range from 17.8% to 18.3%. This will have a positive impact on profitability, and therefore the Company has adjusted upwards its estimate of adjusted net income margin from 9.5% to 9.8% and narrowed and adjusted upwards the range of our EPS growth target from 15% to 18% to 17% to 19%. These improvements reflect strong project margins resulting from effective operational execution, as well as continued focus on enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of Stantec's high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies.

The Company continues to expect to achieve an adjusted ROIC greater than 13%.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Q3 2026 compared to Q3 2025

Stantec achieved strong third quarter adjusted net income of $212.1 million and adjusted earnings per share of $1.89, reflecting an increase of 23.5%, driven by net revenue growth and strong operational performance.

  Net revenue increased 9.4% or $159.5 million, to $1.9 billion, driven by organic growth of 5.3% and acquisition growth of 2.6%. Stantec achieved organic growth in all of its regions and businesses, most notably in Water with double-digit organic growth.
  Project margin increased 10.5% or $97.0 million, to $1,024.9 million, reflecting an improvement of 60 basis points to 55.0%. This was a result of net revenue growth, solid project execution and favorable project recoveries.
  Adjusted EBITDA increased 16.6% or $53.7 million, to $377.1 million. Adjusted EBITDA margin was 20.2%, an increase of 120 basis points compared to Q3 2025. The growth in margin was primarily due to solid project margin and lower administrative and marketing expenses as a percentage of net revenue, reflecting our focus on efficient management of operations and optimization of discretionary spending.
  Net income increased 19.7% or $29.6 million, to $179.6 million, and diluted EPS increased 21.2%, or $0.28, to $1.60, mainly due to net revenue growth, improvements in project margin, and, as a percentage of net revenue, a 60 basis point reduction in administrative and marketing expenses.
  Similarly, adjusted net income grew 21.8% or $38.0 million, to $212.1 million, equating to 11.4% of net revenue—an increase of 120 basis points compared to Q3 2025. Adjusted EPS increased 23.5% or $0.36, to $1.89.
  Contract backlog stands at $9.2 billion at September 30, 2026, achieving an 11.6% year-over-year increase, driven by 9.9% organic growth. Organic growth was achieved in all of our regions and businesses, driven primarily by double-digit organic growth in Canada and Global and in Stantec's Buildings, Water and Energy & Resources businesses. Contract backlog represents approximately 13 months of work.
  Cash flows from operations increased $76.4 million to $392.3 million compared to Q3 2025, reflecting strong revenue growth and improvements from the timing of collections and payments within working capital.
  Days sales outstanding (DSO) was 76 days, an increase of three days compared to Q3 2025 and approximates its target of 75 days.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2026 was 1.2x and remained within Stantec's internal target range of 1.0x to 2.0x.
  Consistent with the Company's capital allocation strategy, common shares of 1,723,229 were repurchased under its normal course issuer bid (NCIB) during the quarter, for an aggregate price of $174.5 million.
  As of August 6, 2026 Stantec acquired Niche, a 200-person engineering and environmental consultancy firm in Australia, bolstering its Environmental Services operations.
  On November 12, 2026, Stantec's Board of Directors declared a dividend of $0.245 per share, payable on January 15, 2027, to shareholders of record on December 31, 2026.

Year-to-date Q3 2026 compared to year-to-date Q3 2025

  Net revenue increased 10.0% or $484.7 million, to $5.3 billion, driven by acquisition growth of 5.5%, which primarily reflects strong results of Page in its US operations, and organic growth of 4.3%. Organic growth was driven by its Global region of 9.4%, combined with growth of 2.6% in Canada and the United States, as well as double-digit growth in its Water business.
  Project margin increased $273.6 million or 10.4%, to $2.9 billion. As a percentage of net revenue, project margin increased 20 basis points from the prior year to 54.5%.
  Adjusted EBITDA increased $136.9 million or 15.9%, to $997.0 million. Adjusted EBITDA margin increased by 100 basis points over the prior period to 18.7%, primarily due to solid project margin and lower administrative and marketing expenses as a percentage of net revenue, reflecting Stantec's focus on efficient management of operations and optimization of discretionary spending.
  Net income increased 14.3% or $55.2 million, to $440.7 million, and diluted EPS increased 15.1%, or $0.51, to $3.89, mainly due to higher net revenue and lower administrative and marketing expenses as a percentage of net revenue partly offset by higher amortization of intangible assets and lease asset impairment.
  Similarly, adjusted net income grew 18.5% or $85.2 million, to $546.8 million, achieving 10.2% of net revenue—an increase of 70 basis points—and adjusted EPS increased 19.3%, or $0.78, to $4.83.
  Cash flows from operations were $508.6 million, which was a decrease of $42.0 million compared to the prior year. Strong revenue and margin growth were offset by the required investment in net working capital.
  Common shares of 3,390,521 were repurchased under Stantec's normal course issuer bid (NCIB) for an aggregate price of $350.4 million.

Q3 2026 Financial Highlights

	For the quarter ended September 30,
	2026		2025
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,353.1	126.2%	2,140.5	125.5%
Net revenue	1,864.9	100.0%	1,705.4	100.0%
Direct payroll costs	840.0	45.0%	777.5	45.6%
Project margin	1,024.9	55.0%	927.9	54.4%
Administrative and marketing expenses	661.4	35.5%	616.0	36.1%
Depreciation of property and equipment	18.6	1.0%	18.9	1.1%
Depreciation of lease assets	35.5	1.9%	35.3	2.1%
Net (reversal) impairment of lease assets	(0.1)	—%	(0.8)	—%
Amortization of intangible assets	38.9	2.1%	35.8	2.1%
Net interest expense and other net finance expense	27.6	1.5%	28.5	1.7%
Other expenses (income)	1.4	0.1%	(4.6)	(0.4%)
Income taxes	62.0	3.3%	48.8	2.9%
Net income	179.6	9.6%	150.0	8.8%
Basic and diluted earnings per share (EPS) (note)	1.60	n/m	1.32	n/m
Adjusted EBITDA (note)	377.1	20.2%	323.4	19.0%
Adjusted net income (note)	212.1	11.4%	174.1	10.2%
Adjusted EPS (note)	1.89	n/m	1.53	n/m
Dividends declared per common share	0.245	n/m	0.225	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section of the Q3 2026 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q3 2026	Q3 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	415.8	399.6	16.2	—	n/a	16.2	4.1%
United States	985.4	888.0	97.4	39.4	14.4	43.6	4.9%
Global	463.7	417.8	45.9	4.7	9.9	31.3	7.5%
Total	1,864.9	1,705.4	159.5	44.1	24.3	91.1
Percentage Growth			9.4%	2.6%	1.5%	5.3%

Backlog

Backlog by Reportable Segment - September 30, 2026 vs September 30, 2025
(In millions of Canadian dollars, except percentages)	Sep 30 2026	Sep 30, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,974.3	1,668.1	306.2	—	n/a	306.2	18.4%
United States	5,350.2	4,951.5	398.7	—	111.3	287.4	5.8%
Global	1,829.4	1,586.4	243.0	11.4	14.6	217.0	13.7%
Total	9,153.9	8,206.0	947.9	11.4	125.9	810.6
Percentage Growth			11.6%	0.1%	1.5%	9.9%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Friday, November 13, 2026, at 7:00 AM Alberta Time (8:00 AM Eastern Time) to discuss the Company’s third quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements
Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, free cash flow to net income, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q3 2026 Management’s Discussion and Analysis, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2026 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2026 Outlook and Annual Targets are provided in the Company’s 2025 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, economic downturns, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and nine month periods ended September 30, 2026, there has been no significant change in the risk factors from those described in Stantec's 2025 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2025 Annual Report free of charge from the investor contact noted below.

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS financial measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,
(In millions of Canadian dollars, except per share amounts)	2026	2025
Net income	179.6	150.0
Add back:
Income taxes	62.0	48.8
Net interest expense	27.3	28.1
Net impairment of lease assets (note 1)	0.1	(0.5)
Depreciation and amortization	93.0	90.0
Unrealized gain on equity securities (note 3)	(0.2)	(4.0)
Acquisition, integration and restructuring costs (note 4)	7.9	11.0
Other (note 5)	7.4	—
Adjusted EBITDA	377.1	323.4

	For the quarter ended September 30,
(In millions of Canadian dollars, except per share amounts)	2026	2025
Net income	179.6	150.0
Add back after tax:
Net impairment of lease assets (note 1)	(0.1)	(0.4)
Amortization of intangible assets related to acquisitions (note 2)	21.5	19.4
Unrealized gain on equity securities (note 3)	(0.2)	(3.1)
Acquisition, integration and restructuring costs (note 4)	5.7	8.2
Other (note 5)	5.6	—
Adjusted net income	212.1	174.1
Weighted average number of shares outstanding - diluted	112,106,854	114,066,995
Adjusted earnings per share	1.89	1.53

See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The net impairment of lease assets includes onerous contract provisions related to the lease agreements associated with underutilized office space for the quarter ended September 30, 2026 of $0.2 (2025 - $0.3) and for the three quarters ended September 30, 2026 of $(2.2) (2025 -$1.2). For the quarter ended September 30, 2026, this amount is net of tax of $0.2 (2025 - $(0.1)). For the three quarters ended September 30, 2026, this amount is net of tax of $2.7 (2025 - $(0.1)).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2026, this amount is net of tax of $7.5 (2025 - $6.3). For the three quarters ended September 30, 2026, this amount is net of tax of $23.1 (2025 -$15.9).

note 3: For the quarter ended September 30, 2026, this amount is net of tax of $ nil (2025 - $(0.9)) and for the three quarters ended September 30, 2026, this amount is net of tax of $(0.5) (2025 - $(0.7)).

note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with Stantec's acquisitions and restructuring activities. For the quarter ended September 30, 2026, this amount is net of tax of $2.2  (2025 - $2.8) and for the three quarters ended September 30, 2026, this amount is net of tax of $8.5 (2025 - $9.1).

note 5: The add back of other expenses relates to the accelerated recognition of the cost associated with the long-term incentive plan for the retirement of Stantec's CEO effective September 30th, 2026. For the quarter and three quarters ended September 30, 2026, this amount is net of tax of $1.8.